QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ABN AMRO Holding N.V.
(Name of Subject Company (Issuer))

RFS Holdings B.V.
Fortis N.V.
Fortis SA/NV
Fortis Nederland (Holding) N.V.
The Royal Bank of Scotland Group plc
Banco Santander Central Hispano, S.A.
Santander Holanda B.V.
(Name of Filing Person—(Offeror))

Ordinary Shares, nominal value €0.56 per share,
and American Depositary Shares, each of which represents one Ordinary Share
(Title of Class of Securities)

000937102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
011 44 131 556 8555

with copies to

Thomas B. Shropshire Jr. Lawrence Vranka, Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom 011 44 20 7456 2000	Bonnie Greaves George Karafotias Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP United Kingdom 011 44 20 7655 5000	William P. Rogers, Jr. Richard Hall Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom 011 44 20 7453 1000	Gregory Astrachan Maurice M. Lefkort Willkie Farr & Gallagher LLP 1 Angel Court London EC2R 7HJ United Kingdom 011 44 20 7696 5454

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$28,312,666,479	$869,200

(1)
Estimated for purposes of calculating the amount of the filing fee only. This amount is based upon the market value of the total number of ABN AMRO ordinary shares, nominal value €0.56 per share, estimated to be held by U.S. holders as of the date hereof (either directly or in the form of American depositary shares, each of which represents one ABN AMRO ordinary share) to be acquired by RFS Holdings upon consummation of the offer if all such ABN AMRO ordinary shares and American depositary shares are acquired in the offer and based on the average of the high and low prices of the ABN AMRO ordinary shares reported on Eurolist of Euronext Amsterdam N.V. on July 16, 2007 (€37.11) and the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on July 16, 2007, which was $1.3785 per €1.00, and the average of the high and low prices of the ABN AMRO ADSs listed on the NYSE on July 16, 2007 ($51.00).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $204,865.00

Form or Registration No: Form F-4

Filing Party: The Royal Bank of Scotland Group plc

Date Filed: July 20, 2007

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by RFS Holdings B.V. ("RFS Holdings"), Fortis N.V., Fortis SA/NV and Fortis Nederland (Holding) N.V. (together, "Fortis"), The Royal Bank of Scotland Group plc ("RBS"), Banco Santander Central Hispano, S.A. and Santander Holanda B.V. (together "Santander" and together with Fortis and RBS and, if the context so requires, RFS Holdings, the "Banks") and relates to the third party tender offer (the "U.S. offer") to acquire (i) the outstanding ordinary shares, nominal value €0.56 per share ("ABN AMRO ordinary shares"), of ABN AMRO Holding N.V. ("ABN AMRO") that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and (ii) the outstanding American depositary shares of ABN AMRO, each of which represents one ABN AMRO ordinary share ("ABN AMRO ADSs"), from all holders, wherever located. The U.S. offer is being made on the terms and subject to the conditions set forth in the prospectus dated July 20, 2007 (the "Prospectus") attached hereto as Exhibit (a)(4)(i) and incorporated herein by reference, and the related Form of Acceptance, ADS Letter of Transmittal and Notice of Guaranteed Delivery attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and incorporated herein by reference. Concurrently with the U.S. offer, RFS Holdings is making an offer addressed to all holders of ABN AMRO ordinary shares who are located in the Netherlands and to all holders of ABN AMRO ordinary shares who are located outside of the Netherlands and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the "Dutch offer"). Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Prospectus.

ITEM 1.    SUMMARY TERM SHEET.

        The information required by Item 1001 of Regulation M-A is set forth in the sections entitled "Questions and Answers About the U.S. Offer" and "Summary" contained in the Prospectus and is herein incorporated by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  (a)
  The information required by Item 1002(a) of Regulation M-A is set forth in the section of the Prospectus entitled "Summary—ABN AMRO" and is herein incorporated by reference.

  (b)
  The information required by Item 1002(b) of Regulation M-A is set forth in the section of the Prospectus entitled "The U.S. Offer—The U.S. Offer and the Dutch Offer" and is herein incorporated by reference.

  (c)
  The information required by Item 1002(c) of Regulation M-A is set forth in the section of the Prospectus entitled "Market Price and Dividend Data—Market Prices—ABN AMRO" and is herein incorporated by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        The information required by Items 1003(a)-(c) of Regulation M-A is set forth in the sections of the Prospectus entitled "Information About RFS Holdings", "Information About Fortis", "Information About RBS", "Information About Santander" and "Annex A: Information Concerning the Directors and Executive Officers of RFS Holdings, Fortis, RBS and Santander" to the Prospectus and is herein incorporated by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        The information required by Item 1004(a) of Regulation M-A, except for the information required by Item 1004(a)(1)(ix), which is not applicable, is set forth in the sections of the Prospectus entitled "The U.S. Offer", "Comparison of Shareholders' Rights" and "Material U.S. Federal Income Tax, Dutch Tax and U.K. Tax Consequences" and is herein incorporated by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (a)
  The information required by Item 1005(a) of Regulation M-A is set forth in the section of the Prospectus entitled "Interests of RFS Holdings, Fortis, RBS and Santander and Their Directors and Executive Officers—Certain Relationships and Related Party Transactions" and is herein incorporated by reference.

  (b)
  The information required by Item 1005(b) of Regulation M-A is set forth in the section of the Prospectus entitled "Background to and Reasons for the Offers—Background to the Offers" and is herein incorporated by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        The information required by Item 1006(a) of Regulation M-A is set forth in the section of the Prospectus entitled "Background to and Reasons for the Offers—Reasons for the Offers" and is herein incorporated by reference. The information required by Items 1006(c)(1)-(5) of Regulation M-A is set forth in the sections of the Prospectus entitled "Plans and Proposals for ABN AMRO" and "Effects of the Offers and Post-Closing Restructuring" and is herein incorporated by reference. The information required by Items 1006(c)(6)-(7) of Regulation M-A is set forth in the sections of the Prospectus entitled "The U.S. Offer—Effect of the Offers on the Market for ABN AMRO Ordinary Shares and ABN AMRO ADSs—Delisting of ABN AMRO Ordinary Shares and ABN AMRO ADSs" and "The U.S. Offer—Effect of the Offers on the Market for ABN AMRO Ordinary Shares and ABN AMRO ADSs—Deregistration under the Exchange Act" and is herein incorporated by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information required by Items 1007(a) and (b) of Regulation M-A is set forth in the section of the Prospectus entitled "Source and Amount of Funds" and is herein incorporated by reference. The information required by Item 1007(d) of Regulation M-A is not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information required by Item 1008 of Regulation M-A is set forth in the section of the Prospectus entitled "Interests of RFS Holdings, Fortis, RBS and Santander and Their Directors and Executive Officers" and is herein incorporated by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information required by Item 1009(a) of Regulation M-A is set forth in the section of the Prospectus entitled "The U.S. Offer—Fees and Expenses" and is herein incorporated by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        The information required by Items 1010(a) and (b) of Regulation M-A with respect to RBS is set forth in the sections of the Prospectus entitled "Summary—Summary Selected Historical Condensed Consolidated Financial Data of RBS", "Selected Unaudited Pro Forma Summary Financial Information" and "Unaudited Pro Forma Condensed Combined Financial Information", and is herein incorporated by reference, and the financial statements contained in RBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which are herein incorporated by reference.

        In response to Items 1010(a) and (b) of Regulation M-A, as permitted under Instruction 1 to this Item, the financial statements of RFS Holdings, Fortis and Santander have been omitted from the Prospectus as they are not considered to be material to the decision of a holder of ABN AMRO ordinary shares or ABN AMRO ADSs.

ITEM 11.    ADDITIONAL INFORMATION.

  (a)
  The information required by Item 1011(a)(1) of Regulation M-A is not applicable. The information required by Items 1011(a)(2)-(3) of Regulation M-A is set forth in the section of the Prospectus entitled "The U.S. Offer—Regulatory Matters". The information required by Item 1011(a)(4) of Regulation M-A is set forth in the section of the Prospectus entitled "The U.S. Offer—Effect of the Offers on the Market for ABN AMRO Ordinary Shares and ABN AMRO ADSs—Margin Securities". The information required by Item 1011(a)(5) of Regulation M-A is set forth in the section of the Prospectus entitled "Recent Developments of RBS and ABN AMRO—ABN AMRO—Recent Litigation". All of the above information is herein incorporated by reference.

  (b)
  The information required by Item 1011(b) of Regulation M-A is set forth in the section of the Prospectus entitled "Summary of the Consortium and Shareholders' Agreement" and is herein incorporated by reference.

ITEM 12.    EXHIBITS.

(a)(1)(i)	Form of Acceptance for ABN AMRO ordinary shares (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(ii)	ADS Letter of Transmittal (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iii)	Notice of Guaranteed Delivery (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iv)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(v)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(4)(i)	Prospectus dated July 23, 2007 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(5)(i)	Summary advertisement in The Wall Street Journal dated July 23, 2007
(a)(5)(ii)	Translation of the text of the advertisement in the Dutch press announcing the commencement of the offer dated July 23, 2007
(a)(5)(iii)
Consortium and Shareholders' Agreement dated May 28, 2007 among The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(iv)
Letter dated May 16, 2007 from Merrill Lynch International to Fortis N.V. and Fortis SA/NV (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

(a)(5)(v)
Letter dated May 28, 2007 from Merrill Lynch International to The Royal Bank of Scotland plc (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vi)
Letters dated May 5, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vii)
Letters dated May 5, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(viii)
Letters dated May 14, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(ix)
Letter dated May 27, 2007 from Merrill Lynch International to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(x)
Letter dated June 22, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xi)
Letter dated June 22, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xii)
Letter dated June 22, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(i)
Opinion of Linklaters LLP regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(ii)	Opinion of Linklaters LLP regarding certain U.K. tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(iii)	Opinion of Deloitte & Touche LLP regarding certain Dutch tax matters (incorporated herein by reference to Exhibit 8.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RFS HOLDINGS B.V.
By:	/s/ KAREL DE BOECK
Name: Karel De Boeck
Title: Member of the Executive Committee Fortis
Date: July 19, 2007
By:	/s/ MARK FISHER
Name: Mark Fisher
Title: Director
Date: July 23, 2007
By:	/s/ JOSÉ ANTONIO ÁLVAREZ
Name: José Antonio Álvarez
Title: Director
Date: July 19, 2007
FORTIS N.V.
By:	/s/ GILBERT MITTLER
Name: Gilbert Mittler
Title: Chief Financial Officer
Date: July 19, 2007
FORTIS SA/NV
By:	/s/ GILBERT MITTLER
Name: Gilbert Mittler
Title: Chief Financial Officer
Date: July 19, 2007
FORTIS NEDERLAND (HOLDING) N.V.
By:	/s/ JOHANNES VAN RUTTE
Name: Johannes Van Rutte
Title: Chairman of the Executive Board
Date: July 19, 2007
THE ROYAL BANK OF SCOTLAND GROUP PLC
By:	/s/ MARK FISHER
Name: Mark Fisher
Title: Director
Date: July 23, 2007
BANCO SANTANDER CENTRAL HISPANO, S.A.
By:	/s/ JUAN GUITARD
Name: Juan Guitard
Title: Executive Vice President, General Secretariat
Date: July 23, 2007
SANTANDER HOLANDA, B.V.
By:	/s/ PABLO CASTILLA
Name: Pablo Castilla
Title: Director
Date: July 23, 2007

EXHIBIT INDEX

(a)(1)(i)	Form of Acceptance for ABN AMRO ordinary shares (incorporated herein by reference to Exhibit 99.5 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(ii)	ADS Letter of Transmittal (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iii)	Notice of Guaranteed Delivery (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(iv)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(1)(v)
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ABN AMRO ADSs) (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(4)(i)	Prospectus dated July 23, 2007 (incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by RBS on July 23, 2007)
(a)(5)(i)	Summary advertisement in The Wall Street Journal dated July 23, 2007
(a)(5)(ii)	Translation of the text of the advertisement in the Dutch press announcing the commencement of the offer dated July 23, 2007
(a)(5)(iii)
Consortium and Shareholders' Agreement dated May 28, 2007 among The Royal Bank of Scotland Group plc, Banco Santander Certral Hispano, S.A., Fortis N.V., Fortis SA/NV and RFS Holdings B.V. (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(iv)
Letter dated May 16, 2007 from Merrill Lynch International to Fortis N.V. and Fortis SA/NV (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(v)
Letter dated May 28, 2007 from Merrill Lynch International to The Royal Bank of Scotland plc (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vi)
Letters dated May 5, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(vii)
Letters dated May 5, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(viii)
Letters dated May 14, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

(a)(5)(ix)
Letter dated May 27, 2007 from Merrill Lynch International to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(x)
Letter dated June 22, 2007 from Calyon Sucursal en España to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xi)
Letter dated June 22, 2007 from Dresdner Bank AG to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(a)(5)(xii)
Letter dated June 22, 2007 from ING Bank N.V. to Banco Santander Central Hispano, S.A. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(i)
Opinion of Linklaters LLP regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(ii)	Opinion of Linklaters LLP regarding certain U.K. tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)
(h)(iii)	Opinion of Deloitte & Touche LLP regarding certain Dutch tax matters (incorporated herein by reference to Exhibit 8.3 to the Registration Statement on Form F-4 filed by RBS on July 20, 2007)

QuickLinks

SIGNATURE
EXHIBIT INDEX